UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-33853

Trip.com Group Limited

(Registrant’s Name)

30 Raffles Place, #29-01

Singapore 048622

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

EXPLANATORY NOTE

This current report on Form 6-K is being furnished to report that on June 23, 2025, Trip.com Group Limited (the “Company”) and MakeMyTrip Limited (“MakeMyTrip”) entered into an amended and restated share repurchase agreement, amending and restating the original share repurchase agreement dated June 16, 2025. Pursuant to the amended and restated share repurchase agreement, MakeMyTrip will pay approximately US$3.0 billion as consideration for the repurchase of a portion of its Class B ordinary shares held by the Company. The repurchase is expected to be completed in early July 2025, following which the Company will retain ownership of approximately 16.90% of MakeMyTrip’s issued and outstanding shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIP.COM GROUP LIMITED

By	:	/s/ Cindy Xiaofan Wang
Name	:	Cindy Xiaofan Wang
Title	:	Chief Financial Officer

Date: June 24, 2025